Allen & Overy LLP
One Bishops Square
London E1 6AD United Kingdom
Hugh West
Securities and Exchange Commission	Tel	+44 (0)20 3088 0000
Division of Corporation Finance	Fax	+44 (0)20 3088 0088
100 F Street, N.E.	Direct	+44 (0)20 3088 2925
Washington D.C. 20549-0408	Adam.Kupitz@allenovery.com
February 3, 2011

Re:	Eksportfinans ASA Form 20-F for Fiscal Year Ended December 31, 2009 Filed March 26, 2010 File No. 001-08427 Supplemental Response Letter
Dear Mr. West:
By letter dated September 22, 2010, the staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) provided certain comments to the annual report on Form 20-F of Eksportfinans ASA (the Company) filed on March 26, 2010. By letter dated October 25, 2010, we responded on behalf of the Company to those comments. This letter supplements our prior responses with respect to comments 6 and 7. For your convenience, we have reproduced in italics below those comments and have provided the Company’s supplemental responses immediately below each comment.
Comment:
Balance Sheet, page F-3
6.	We note your presentation of loans and receivables from both credit institutions and customers. We also note from your disclosure on page F-16 that these line items include both loans that are measured at amortized cost and loans that have been designated at fair value through profit or loss. We refer to paragraph 59 of IAS 1 which states that the use of different measurement bases for different classes of assets suggests that their nature or function differs and therefore an entity presents them as separate line items. In addition to this, paragraph 9 of IAS 39 states that loans and receivables exclude those that the entity upon initial recognition designates as at fair value through profit or loss. Please tell us why you believe your current presentation is appropriate and consistent with the above referenced guidance or revise your future filings to separately present financial assets designated at fair value through profit or loss (including those currently classified within loans and receivables) from those measured at amortized cost.
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Solicitors Regulation Authority of England and Wales. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications. A list of the members of Allen & Overy LLP and of the non-members who are designated as partners is open to inspection at its registered office, One Bishops Square, London E1 6AD.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Abu Dhabi, Amsterdam, Antwerp, Athens, Bangkok, Beijing, Bratislava, Brussels, Bucharest (associated office), Budapest, Doha, Dubai, Düsseldorf, Frankfurt, Hamburg, Hong Kong, Jakarta (associated office), London, Luxembourg, Madrid, Mannheim, Milan, Moscow, Munich, New York, Paris, Perth, Prague, Riyadh (associated office), Rome, São Paulo, Shanghai, Singapore, Sydney, Tokyo and Warsaw.

Supplemental Response:
Starting with the Form 20-F for the year ended December 31, 2010, the Company will make changes to its financial statement presentation to reflect the following:
•	The Company will change the label of the line items “Loans and receivables due from credit institutions” and “Loans and receivables due from customers” in the statement of financial position to “Loans due from credit institutions” and “Loans due from customers”, respectively.

•	In the line items “Loans due from credit institutions” and “Loans due from customers” in the statement of financial position the Company will include footnotes under the statement that will set forth the breakdown of the total amount between loans measured at amortized cost and loans measured at fair value.

•	The Company will change the label of the line items “L&R due from credit institutions” and “L&R due from customers” in the table in note 4.3 to the financial statements to “Loans due from credit institutions” and “Loans due from customers”, respectively.

•	The Company will change the title of note 14 to the financial statements from “Loans and Receivables” to “Loans due from credit institutions and customers” and will change the captions for the tables in Note 14 from “Loans and receivables due from credit institutions” and “Loans and receivables due from customers” to “Loans due from credit institutions” and “loans due from customers”, respectively.
Comment:
7.	As a related matter, we note that you provide disclosures about your loan portfolio (including composition, credit quality, etc.) throughout your filing. Given the different measurement basis applied to loans within your portfolio, we believe that such disclosures would provide more transparent and relevant information if they were segregated between loans and receivables carried at amortized cost versus those that were designated as at fair value through profit or loss. This is particularly relevant to understanding the credit risks inherent in your loan portfolio accounted for at amortized cost. Please revise your disclosures in future filings accordingly.
Supplemental Response:
Starting with the Form 20-F for the year ended December 31, 2010, the Company will make the following revisions to note 14 to its financial statements to reflect the following:
•	The Company will explain which loans are measured at amortized cost and which loans are measured at fair value.

•	The Company will explain how the Company satisfied the criteria for fair value measurement.
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Eksportfinans ASA acknowledges that:
•	Eksportfinans ASA is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Eksportfinans ASA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Sincerely,
/s/ Adam Kupitz
Adam Kupitz

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